FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 2003

Commission File Number 3337776


                             TV Azteca, S.A. de C.V.
                 (Translation of registrant's name into English)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________________.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         TV AZTECA, S.A. DE C.V.
                                               (Registrant)



Date: December 12, 2003



                                         By:  /S/ OTHON FRIAS
                                            ------------------------------------
                                         Name:    Othon Frias
                                         Title:   Attorney-in-fact

================================================================================
                                                                DECEMBER 4, 2003




                                     [LOGO]

                                   TV AZTECA
                          _____________________________

                             TV AZTECA, S.A. DE C.V.

                               PERIFERICO SUR 4121
                          _____________________________

                          COLONIA FUENTES DEL PEDREGAL
                               14141 MEXICO, D.F.
                          _____________________________

                            BMV(1) TICKER CODE: TVAZTCA
                              NYSE TICKER CODE: TZA


This information memorandum ("Information Memorandum") was prepared in accordance with article 35, section I of the General Provisions Applicable to Stock Issuers and Other Participants on the Stock Market, (2) in connection with the proposed Spin-Off that is subject to the approval of the General Extraordinary Shareholders Meeting of TV Azteca, S.A. de C.V. ("TV Azteca," "we", "us", "our" or the "Issuer"), to be held on December 19, 2003. To approve the Spin-Off, an affirmative vote of the majority of the Series "A" shares of the capital stock of the Issuer is required. The majority shareholder, Azteca Holdings, S.A. de C.V., intends to vote in favor of the Spin-Off.

The Spin-Off will create a new company known as Unefon Holdings, S.A. de C.V. ("Unefon Holdings"). The Issuer will survive as the spinning-off company. The main assets to be transferred to Unefon Holdings are shares representing 46.5% of the paid-in capital stock of Unefon, S.A. de C.V. (BMV ticker code "Unefon") and shares representing 50% of the paid-in capital stock of Cosmofrecuencias, S.A. de C.V., owned by the Issuer, respectively.

As a result of the Spin-Off, the shareholders of TV Azteca will have the same percentage of capital stock of Unefon Holdings as in TV Azteca; however, the distribution and delivery of the Unefon Holdings Shares will not be carried out until such shares are listed on the Mexican Stock Exchange and the U.S.
securities exchange or quotation system to be chosen by the Issuer, after approval from the applicable authorities, as described herein.

The shareholders of the Issuer will receive one share of capital stock of Unefon Holdings for each share of capital stock of TV Azteca, with respect to the Series "A", Series "D-A" or Series "D-L" shares.

The Issuer will maintain its capital structure as well as the securities that currently trade on the Mexican and U.S. stock markets, TVAZTCA CPO and TZA ADR, respectively. The securities of the Issuer are registered in the Securities Section of the National Securities Registry and have the ability to be traded simultaneously on the Mexican Stock Exchange and the New York Stock Exchange.

No payment will be made to TV Azteca or to Unefon Holdings for the Unefon Holdings Shares issued as a consequence of the Spin-Off.

                          _____________________________


___________________
(1)   Translator's Note:  BMV = Bolsa Mexicana de Valores (Mexican Stock
      Exchange).

(2) Translator's Note: Disposiciones de Caracter General Aplicables a las Issuers de Valores and a otros Participantes del Mercado de Valores.

        THE REGISTRATION IN THE NATIONAL STOCK REGISTRY DOES NOT IMPLY A
          CERTIFICATION REGARDING THE VALUE OR SOLVENCY OF THE ISSUER.

                                TABLE OF CONTENTS

                                                                                                               PAGE




I.       TERMS AND DEFINITIONS....................................................................................2
II.      EXECUTIVE SUMMARY........................................................................................5
III.     DETAILED INFORMATION REGARDING THE TRANSACTION..........................................................10

         A.       Detailed Description of the Transaction........................................................10
         B.       Object of the Transaction......................................................................13
         C.       Expenses Derived from the Transaction..........................................................13
         D.       Operation Approval Date........................................................................13
         E.       Accounting Treatment...........................................................................14
         F.       Tax Consequences...............................................................................14

IV.      INFORMATION CONCERNING EACH PARTY INVOLVED IN THE TRANSACTION...........................................16
V.       RISK FACTORS............................................................................................22

         A.       Risks to Issuer................................................................................22
         B.       Risks Derived from the Transaction.............................................................22

VI.      SELECTED FINANCIAL DATA.................................................................................24
VII.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION....................25
VIII.    RESPONSIBLE PARTIES.....................................................................................27
IX.      EXHIBITS................................................................................................28

         A.       Opinion of the Independent Auditor.............................................................28
         B.       General and Pro Forma Balance Sheet............................................................28


I.    TERMS AND DEFINITIONS

      For purposes of this Information Memorandum, the following terms will have the meanings assigned to them below and will retain such meanings whether used in the singular or plural forms:

      "TVA SHARES" means the 9,154,284,479 shares of capital stock of TV AZTECA, which include 2,228,133,859 CPOs in circulation to December 31, 2003.

         "UNEFON SHARES" means the 1,170,000,000 shares of capital stock of Unefon held by TV Azteca.

         "UNEFON HOLDINGS SHARES" means the shares of capital stock of Unefon Holdings.

         "ADS" means the certificates known as American Depositary Shares issued by BONY, each equal to 16 (sixteen) CPOs and therefore 48 (forty-eight) TVA Shares.

         "ADS  UNEFON  HOLDINGS"  means  the  certificates   known  as  American
Depositary Shares to be issued by BONY for the distribution of the Unefon Holdings Shares in the U.S.

         "BMV" means Bolsa Mexicana de Valores, S.A. de C.V.

         "BONY" means The Bank of New York.

         "CNBV" means the National Banking and Securities Commission (Comision National Bancaria y de Valores).

         "CPO" means the Ordinary Participation Certificate (Certificados de Participacion Ordinaria) issued by National Financiera, S.N.C., representing one Series "A" share, one Series "D-A" share and one Series "D-L" share, all of capital stock of TV Azteca.

         "COSMOFRECUENCIAS" means Cosmofrecuencias, S.A. de C.V.

         "GENERAL PROVISIONS" means the General Provisions Applicable to Issuers of Securities and Other Participants on the Market, published in the Official Gazette of the Federation(3) on March 19, 2003.

         "ISSUER" means TV Azteca.

         "SPIN-OFF" means the Spin-Off to be carried out by TV Azteca subject to approval by the General Extraordinary Shareholders Meeting to be held on October 19, 2003.

         "RADIOELECTRIC   SPECTRUM"   means  the  space  that   allows  for  the
propagation, without an artificial guide, of electromagnetic waves which frequency bands are fixed conventionally below 30 GHz.

         "INFORMATION MEMORANDUM" means this Information Memorandum.

         "GHZ" means gigahertz.

         "GRUPO ELEKTRA" means Grupo Elektra, S.A. de C.V.


___________________
(3) Translator's Note:  Diario Oficial de la Federation.

         "INDEVAL"  means  S.D.  Indeval,   S.A.  de  C.V.,  Securities  Deposit
Institution (Institucion para el Deposito de Valores).

         "LGSM" means the General Law of Mercantile Corporations (Ley General de Sociedades Mercantiles).

         "MEXICO" means the United Mexican States.

         "MHZ" means megahertz.

         "NYSE" means the New York Stock Exchange.

         "OPERADORA DE COMUNICACIONES" means Operadora de Comunicaciones, S.A. de C.V.

         "MEXICAN  GAAP"  means  "Generally  Accepted   Accounting   Principles"
(Principios de Contabilidad Generalmente Aceptados) in Mexico.

         "TV AZTECA ANNUAL REPORT" means the Annual Report presented by TV Azteca before the CNBV on June 30, 2003 with respect to the fiscal year ended on December 31, 2002.

         "UNEFON ANNUAL REPORT" means the Annual Report presented by Unefon before the CNBV on July 28, 2003 with respect to the fiscal year ended on December 31, 2002.

         "SEC" means the Securities and Exchange Commission of the U.S.

         "MR. SALINAS PLIEGO" refers to Mr. Ricardo Benjamin Salinas Pliego.

         "MR. SABA" refers to Mr. Moises Saba Masri.

         "COMPANY" means TV Azteca.

         "TV AZTECA" means TV Azteca, S.A. de C.V.

         "UNEFON" means Unefon, S.A. de C.V.

         "UNEFON HOLDINGS" means Unefon Holdings, S.A. de C.V.

         "U.S." means the United States of America.

         "US$" means US Dollars, legal tender in the U.S.

         "$" or "PS.$" means pesos, legal tender in Mexico.



               PRESENTATION OF FINANCIAL AND ECONOMIC INFORMATION

         In this Information Memorandum, references to "Pesos", "Ps.$" and "$", refer to the legal currency of Mexico (pesos) and references made to the "Dollar" or "US$", refer to the legal currency of the United States. Some figures and the percentages contained herein have been rounded for ease of reference.

                             ADDITIONAL INFORMATION

      Since both TV Azteca and Unefon are subject to the information and registration requirements established in the Stock Exchange Law (Ley del Mercado de Valores) and other applicable securities regulations, TV Azteca and Unefon presented annual and quarterly reports as well as information regarding relevant events and other information before the BMV and the CNBV (the "Public Information"). As a supplement to this Information Memorandum and to obtain more information regarding TV Azteca and Unefon, the Public Information presented before the BMV may be referenced on the BMV website (www.bmv.com.mx) by means of the electronic checking systems of the BMV information system located on the Mezzanine of the Centro Bursatil, located at Paseo de la Reforma numero 455, colonia Cuauhtemoc, Mexico, D.F., telephones (5255) 5726-6794 and (5255)
5726-3602, or on the website of TV Azteca (www.tvazteca.com.mx) and Unefon (www.unefon.com.mx), respectively.

      Such Public Information is incorporated in this Information Memorandum by reference.

      TV Azteca's investor and analyst contact persons are Bruno Rangel, telephone number 3099 9167 (jrangelk@tvazteca.com.mx) and Omar Avila, telephone number 3099 0041 (oavila@tvazteca.com.mx).

      Unefon's investor and analyst contact persons are Gerardo Ibarra Gil, telephone number 8582 5133 (gibarra@unefon.com.mx) and Alan Infante Xibille, telephone number 8582 5134 (ainfante@unefon.com.mx).

                             II. EXECUTIVE SUMMARY

      This summary does not intend to contain all information that may be relevant regarding the operation described herein. The investing public should read the Information Memorandum in full including the sections entitled TV AZTECA ANNUAL REPORT and UNEFON ANNUAL REPORT which are referenced in this Information Memorandum.

      1.    TV AZTECA

      TV Azteca was incorporated on July, 1993 as a result of a privatization by the Mexican Federal Government of its media assets.

      TV Azteca is a leading producer of Spanish-language television programming. We are one of the two major producers of Spanish-language content for television in the world. We operate two television channels in Mexico, Azteca 13 and Azteca 7, through more than 554 transmissions stations located around the country.

      Our 44 local stations operate as part-time transmissions stations of regional programming and sell local advertising through our national signal. In another 63 local transmission sites, we are able to block our national signal from Mexico City in order to insert local programming.

      In addition to our Mexican television transmission operations, TV Azteca owns capital stock of the following companies:

      o Azteca International Corporation ("Azteca America"), 100% ownership. Azteca America is a company incorporated in the U.S. to operate a television network focused on the growing Spanish-speaking market in the U.S. Our affiliate stations reach 69% of the Hispanic population in the U.S.;

      o Unefon, 46.5% ownership, a cellular telephone services operator as well as provider of an ample variety of telecommunications services which focuses on the mass market in Mexico;

      o Todito, 50% ownership, Todito is a Mexican company which operates an internet portal in Spanish, an internet connection service and an e-commerce market; and

      o     Cosmofrecuencias,   50%   participation,   Cosmofrecuencias   is   a
            high-speed   internet   service   provider  known   commercially  as
            Telecosmo.

      (See also "The Company - - History and Development of the Company" "La Compania - Historia y Desarrollo de la Empresa" in the TV AZTECA ANNUAL REPORT).

      The operating strategy of TV Azteca is to increase its income and to improve the yield of its operations and profitability. TV Azteca seeks to increase the cash flow generated by its television transmission services by means of:

      o     Maximizing advertising earnings.

      o     Building upon existing cost reduction programs.

      o     Selling  internally-produced   programming  to  television  stations
            outside Mexico.

      o     Identifying  and  creating   additional  income  sources  that  will
            complement existing television operations and which do not require the significant disbursement of capital.

      2.    UNEFON HOLDINGS

      Once the Spin-Off takes effect, Unefon Holdings will be formed a corporation with variable capital incorporated under Mexican law.

      Unefon Holdings, at the onset, will have the same shareholders and shareholder participation as TV Azteca currently has. Unefon Holdings will have, as its principle assets, 46.5% of the shares of capital stock of Unefon and 50% of the shares of capital stock of Cosmofrecuencias.

      The capital stock is made up of a single Series with full voting rights for its holders, whether national or foreign.

      Once the Spin-Off takes effect, the securities of Unefon Holdings will be listed on the BMV and on the securities exchange or quotation system in the U.S. to be decided.


MAIN ASSETS

      By means of the Spin-Off, TV Azteca will transfer to Unefon Holdings 46.5% of the shares of the capital stock of Unefon and 50% of the shares of the capital stock of Cosmofrecuencias.

      1.    UNEFON

      Unefon, a Mexican mobile telephone company focusing on the mass market, was founded in 1997. In 1999, it was restructured as a joint venture between Mr. Saba and TV Azteca. In December 2000, Unefon placed part of its capital among the investing public in general, obtaining US$98 million from the sale of 176 million Series A shares (7% of its capital stock) by means of a successful primary public offering on the BMV.

      Unefon has 30 MHz of the Radioelectric Spectrum on the 1.9 GHz frequency band on the national level, by means of which Unefon offers cellular telephone services to 16 of the most important cities in the country.

      Unefon started commercial operations in February 2000, in the city of Toluca. At the close of 2000, Unefon offered cellular telephone services in 12 of the most important cities in the country, including Mexico City, Guadalajara and Monterrey. Through October 2003, Unefon offered services in 15 cities within Mexico, expecting to initiate operations in the cities of Celaya and Pachuca in 2004.

      Since its inception, Unefon has experienced constant growth. For the fiscal years ended 2000, 2001 and 2002 it had 156 thousand, 825 thousand and 1.5 million users, respectively. Unefon has more than 1.8 million users at the end of October 2003.

      (See also "The Company - - History and Development of the Company" "La Compania - Historia and Desarrollo de la Empresa" in the TV AZTECA ANNUAL REPORT).

      The capital stock of Unefon is made up of Series "A" common, registered shares with no par value divided as follows as of December 31, 2002:

Shareholder                                                           Number of Shares       Amount (par value)
----------------------------------------------------------------  -----------------------------------------------
                                                                     (Thousands of Ps.)      (Thousands of Ps.)
TV Azteca                                                                1,170,000                1,161,730
Moises Saba Masri                                                        1,170,000                1,161,730
Various (public at large)                                                  176,129                  174,884
Option Plan                                                                310,983                  308,784
                                                                         ----------               -----------
Total Authorized                                                         2,827,112                2,807,128
Capital Stock Authorized but not shown                                    (310,983)                (308,784)
                                                                         ----------               -----------
Total in circulation                                                     2,516,129                2,498,344

      (See also "Management - - Administrators and Shareholders" "Administracion
- Administradores and Accionistas" in the UNEFON ANNUAL REPORT).


            When the Spin-Off takes effect, the capital structure of
                           Unefon will be as follows:

Shareholder                                                       Number of Shares         Amount (par value)
----------------------------------------------------------------  -----------------------------------------------
                                                                  (Thousands of Ps.)       (Thousands of Ps.)
Unefon Holdings                                                          1,170,000                1,161,730
Moises Saba Masri                                                        1,170,000                1,161,730
Various (public at large)                                                  176,129                  174,884
Option Plan                                                                310,983                  308,783
                                                                         ----------               -----------
Total authorized                                                         2,827,112                2,807,128
Capital stock authorized but not shown                                    (310,983)                (308,784)
                                                                         ----------               -----------
Total                                                                    2,516,129                2,498,344

      Notwithstanding the Spin-Off, Unefon will keep the securities that currently trade on the BMV: UNEFON.


      2.    COSMOFRECUENCIAS

      Cosmofrecuencias was incorporated in August 2000. Its current capital structure is as follows:


                                                                          SHARES                  SHARES
SHAREHOLDER                                                            FIXED CAPITAL         VARIABLE CAPITAL

TV Azteca                                                                     25                  305,270
Moises Saba Masri                                                             25
Grupo Corporativo Accionario, S.A. de C.V.                                                        305,270
Total                                                                    ----------               -----------
                                                                              50                  610,540
                                                                         ----------               -----------


When the Spin-Off occurs, the capital structure of Cosmofrecuencias will be as follows:



                                                                          SHARES                  SHARES
SHAREHOLDER                                                            FIXED CAPITAL         VARIABLE CAPITAL

Unefon Holdings                                                               25                  305,270
Moises Saba Masri                                                             25
Grupo Corporativo Accionario, S.A. de C.V.                                                       305,270
                                                                         ----------              -----------
Total                                                                         50                 610,540
                                                                         ----------              -----------


      Operadora de Comunicaciones has the main subsidiary of Cosmofrecuencias, with 99.99% of its capital stock owned by Cosmofrecuencias.

      Operadora de Comunicaciones has the concession to use and operate the 3.4 GHz frequency band of the Radioelectric Spectrum.

      Operadora de Comunicaciones offers its fixed or mobile wireless access services under the brand name Telecosmo. Telecosmo was the first company to provide high-speed and broad-band wireless interconnection services in Mexico to both residential and corporate clients. This type of technology supports various applications including: video frequencies, voice internet protocol (VolP), file transmission protocol (FTP), on-demand videogames, video transmission, computer programs, electronic mail, web hosting among others.

      Using state of the art technology, Telecosmo offers its services to the Mexico City metropolitan area.

The Spin-Off......................The  Spin-Off  will take  place in  accordance with the provisions of article 228-Bis of the LGSM and requires approval at the General Extraordinary Shareholders Meeting of TV Azteca to be held on December 19, 2003.

                                  The Spin-Off will not take full force and effect until (i) 45 calendar days have passed from the date on which the approval of the Spin-Off is published pursuant to article 228-Bis, section V of the LGSM and (ii) the registration of the certification of the minutes of the General Extraordinary Shareholders Meeting are entered into the Public Registry of Commerce of the Federal District (Registro Publico de Comercio del Distrito Federal), so long as no legal challenge to the Spin-Off has been presented by the creditors of TV Azteca during such time.

                                  As a result of the Spin-Off and once the same is in full force and effect, a new company will be created known as Unefon Holdings, whose securities will be registered in the Securities Section of the National Securities Registry as well as on a securities exchange or quotation system in the U.S., subject to approval by the CNBV and the SEC, respectively.

                                  The main assets of Unefon Holdings will be the shares representing 46.5% of the paid-in capital stock of Unefon (BMV ticker code "Unefon") and 50% of the paid-in capital stock of Cosmofrecuencias.

                                  The shareholders of TV Azteca will have the same percentages of the capital structure within the capital stock of Unefon Holdings, keeping, in addition, their ownership percentage in TV Azteca.

Distribution of the Unefon
Share Holdings....................Initially,  after the  Spin-Off is approved by the General Extraordinary Shareholders Meeting of TV Azteca, the

                                  Unefon Holding Shares will not be separated from the TVA Shares and may only be held or traded together with the TVA Shares.

                                  The Unefon Holdings Shares will be distributed and issued to the holders only after (i) the Spin-Off takes effect and (ii) the Unefon Holdings Shares have been listed on the BMV and on the securities or quotation system in the U.S., after approval is obtained from applicable authorities.

                                  TV Azteca will timely and publicly publish the date on which the shareholders of TV Azteca have the right to receive the Unefon Holdings Shares ("Registration Date"), as the date on which the Unefon Holdings Shares may be delivered ("Distribution Date"), and therefore, held or traded separately from the TVA Shares.

                                  TV Azteca expects that such dates will occur during the month of March 2004; however, it cannot guarantee such a timeframe.

Approval of the Spin-Off
by the Shareholders...............In accordance with the corporate by-laws of TV
                                  Azteca, the Spin-Off requires approval from the majority of the Series "A" TV Azteca shareholders. Azteca Holdings, as the majority shareholder of such Series "A" shares, expects to vote its shares in favor of the Spin-Off, which would result in the approval of the Spin-Off, even without the approval of any other shareholder. The holders of the "D-A" Series shares have no voting rights with respect to the Spin-Off, in accordance with the provisions of the corporate by-laws of TV Azteca.

Certain Creditors' Rights.........During the 45 calendar day period starting the date the Spin-Off has been approved by the General Extraordinary Shareholders Meeting of TV Azteca, the Spin-Off may be subject to challenge in the Mexican courts by any creditor of TV Azteca. In the event of any challenge, a judge, under certain situations, may temporarily suspend the Spin-Off. TV Azteca cannot predict the consequences arising out of any such challenge.

Certain Tax Consequences
in the U.S. and Mexico............The Spin-Off is not a taxable event for Income
                                  Tax (Impuesto Sobre la Renta) purposes in Mexico. With respect to any tax implications for non-Mexican shareholders, U.S. tax attorneys for the Company have reported to the Company that the Spin-Off may be an event subject to taxation. Each non-Mexican shareholder should check with a tax specialist regarding the fiscal implications of the Spin-Off with respect to applicable tax laws

III   DETAILED INFORMATION REGARDING THE TRANSACTION


A.    DETAILED DESCRIPTION OF THE TRANSACTION

      The Spin-Off and Its Effects

      The Spin-Off is regulated by the LGSM. TV Azteca will create Unefon Holdings which may receive, by means of a transfer, a portion of the assets, liabilities and capital of TV Azteca. The transaction differs from the Spin-Off procedure in the U.S. where a controlling company distributes the shares of a subsidiary to its shareholders.

      TV Azteca will execute the Spin-Off pursuant to the terms of the Relevant Corporate Restructuring under article 35, section I of the General Provisions with the primary objective of separating from its assets the current equity ownership TV Azteca currently holds in Unefon and Cosmofrequencias.

      As a result of the Spin-Off, TV Azteca will survive under the same guidelines, capital structure and corporate by-laws currently in effect. The new company Unefon Holdings will be financially and legally independent.

      TV Azteca will maintain the listing of the securities that currently trade on U.S. and Mexican markets: TVAZTCA CPOs on the domestic market, which have been registered in the Securities Section of the National Securities Registry; and TZA ADS on the NYSE, respectively.

      The shareholders of TV Azteca will own the same percentage of the capital stock of Unefon Holdings, maintaining, in addition, their percentage of ownership in TV Azteca and therefore, initially, TV Azteca and Unefon Holdings will have the same shareholders, shareholder ownership and the same group of controlling shareholders.

      The Spin-Off will take effect once 45 calendar days have passed following the date of the announcement of the approval of the Spin-Off under the terms of article 228-Bis, section V of the LGSM and once registration of the certification of the meeting minutes approving the Spin-Off have been recorded in the Public Registry of Commerce of the Federal District.

      During the 45 calendar day term, any creditor of TV Azteca may challenge the Spin-Off before a Mexican judge. In the event of any such challenge, a judge may suspend the Spin-Off temporarily if the party in opposition to the Spin-Off provides a bond that is sufficient to guarantee the possible payment of damages such challenge may cause TV Azteca. TV Azteca is unable to predict the consequences of any such challenge.

      Distribution of the Unefon Holdings Shares

      Once the Spin-Off is in full force and effect, Unefon Holdings will commence proceedings in order to register its securities in the National Securities Registry in Mexico as well as on the securities exchange or quotation system in the U.S. that has been chosen by the Issuer. During that time, the Unefon Holdings Shares may not be held or separately traded from the TVA Shares.

      Upon authorization by the CNBV and the SEC of the registration of the Unefon Holdings Shares on the National Securities Registry and on the chosen securities exchange or quotation system in the U.S., respectively, the Unefon Holdings Shares will be issued to their holders through INDEVAL, as one Series "A", ordinary, nominative share with no par value of capital stock of Unefon Holdings for each share of capital stock of TV Azteca, whether with regard to a Series "A", Series "D-A" or Series "D-L" share. For such effects, the shareholders will be advised through publication of the Distribution Date on which the Unefon Holdings Shares will be at the disposal of such shareholders at INDEVAL. Only as of the Distribution Date may the Unefon Holdings Shares be held and negotiated separately from the TVA Shares.

      Parties with a right to receive the Unefon Holdings Shares are those shareholders of TV Azteca that are registered with INDEVAL in accordance with the registries kept by the securities intermediaries for the purposes of determining the identity of the shareholders on the Registration Date (that for such effects will be published in a timely manner by TV Azteca).

      Transfer of Assets and Capital

      In order for the Spin-Off to take effect, TV Azteca will transfer to Unefon Holdings the following assets and stock:

      1. The assets to be contributed by TV Azteca to Unefon Holdings consist of:

            (a) Investments in shares of the Unefon company equal to 1,170,000,000 Series "A" shares consisting of 46.5% of the duly subscribed and paid-in capital stock of Unefon owned by TV Azteca. The value of such shares, according to their book value as of October 31, 2003 is $513,220,000.00.

            (b) Investments in shares of Cosmofrecuencias, equal to 305,295 shares representing 50% of the subscribed paid-in and capital stock of Cosmofrecuencias owned by TV Azteca. The value of such shares, according to book value to October 31, 2003, is $112,078,000.00.

      2. The portion of the accounting capital to be contributed by TV Azteca to Unefon Holdings is in the amount of $625,298,000.00, of which $68,000,000.00 will come from capital stock and $557,298,000.00 from other accounting capital accounts.

      3.    No liabilities will be transferred to Unefon Holdings.

      4. TV Azteca as well as Unefon will keep all other assets and capital other than those mentioned above and transferred as a result of the Spin-Off to Unefon Holdings.

      Certain Relationships Between TV Azteca and Unefon Holdings.

      In connection with the Spin-Off, TV Azteca and Unefon Holdings will maintain a relationship in order to complete the Spin-Off and assure that related resolutions and agreements are executed. At this time, it is not expected that TV Azteca and Unefon Holdings will have a material contractual relationships; however, TV Azteca will continue to maintain the contractual obligations it currently has with Unefon, which are described below:

      1.    ADVERTISING AGREEMENT

      In June 1998, TV Azteca and Unefon executed a 10 year advertising agreement for an amount of US$200 million by which TV Azteca agreed to provide Unefon with advertising spots.

      The principal terms and conditions of the contract and its modifications include:

      o The Company will provide Unefon with advertising spots for a total of 120,000 Gross Rating Points ("GRPs") during the term of the agreement, for a maximum of 35,000 GRPs per year. For purposes of the agreement, GRPs are equal to the number of total ratings points obtained during the 60 second transmission of a commercial. 30% of such GRPs may be used during prime time. Unefon may only use the GRPs until December 2009;

      o TV Azteca receives income over 3% of the gross sales of Unefon, for which it is obligated to pay the Company 3.0% of its gross income up to a maximum of US$200 million. As of December 31, 2003, the Company had transmitted advertisements to Unefon at a total value of Ps.$147 million (nominal). Payments maturing in 2000, 2001 and 2002 will be paid in a deferred manner in four equal installments every six months during 2003 and 2004, the first of such payments maturing in June, 2003. The deferred payments accrue interest at an annual interest rate of 12%. Starting in 2003, the payments by Unefon to the Company will mature constantly; and

      o The failure of Unefon to pay advance payments will not be considered a default under the agreement; however, the Company may suspend television services to Unefon.

      2.    REAL ESTATE LEASE AGREEMENT

      In May 1998, the Company signed a lease agreement with Unefon for Unefon office space. The lease has a valid term of ten years, which commenced in June, 1998, and may be renewed for an additional ten-year term by prior notice to Unefon. The rent is for an amount of Ps.$2.5 million per month to be paid in advance each month.

      3.    CREDIT BACKING

      In July, 2003, the Company and Mr. Saba announced their intent to provide credit support to Unefon in an amount of up to US$80.0 million each. As of October 31, 2003, the Company has granted US$31 million as credit backing to Unefon. The Company has decided not to grant any more credit backing to Unefon.

      4.    COMMON DIRECTORS

      TV Azteca has three directors in common with Unefon: Messrs. Ricardo B. Salinas Pliego, Pedro Padilla Longoria and Jose Ignacio Morales Elcoro. The directors of TV Azteca and Unefon are obligated, in accordance with the LGCM and the corporate by-laws of each of the companies mentioned herein, to disclose to the Board of Directors any situation that may involve a conflict of interests. Any directors should abstain from voting on proposals in which they may have a conflict of interest.

B.    OBJECT OF THE TRANSACTION

      The principal objective of the Spin-Off of Unefon from TV Azteca is to separate the investment currently held by TV Azteca in Unefon and Cosmofrecuencias from the rest of its assets and in this manner convert TV Azteca into a company dedicated exclusively to media, as it once was.

      The Company anticipates this separation will allow TV Azteca to continue to grow as a successful signal transmission and television programming production company. Once the businesses of TV Azteca, Unefon and Cosmofrecuencias have been separated, TV Azteca believes it will be able to focus more efficiently on the improvement and increase of its ownership in its core business which differs substantially from the businesses of Unefon and Cosmofrecuencias, which consist essentially of the rendering of basic mobile telephone services and wireless broad band internet access, respectively.

      Furthermore, each company is capable of growing by means of its own resources, without the existence of internal competition in obtaining additional resources, whether financial or otherwise and the financial community may focus, independently and separately, on the analysis and ownership of each of the projects of such companies.

C.    EXPENSES DERIVED FROM THE TRANSACTION

      The expenses of the Spin-Off are as follows:

      Fees paid to legal and accounting counsel, independent auditors and notaries (fedatarios publicos), as well as expenses arising out of fees paid for recording in the Public Registry of Commerce of the Federal District (Registro Publico de Comercio del Distrito Federal) and publicizing the Spin-Off. According to the LGSM the amount will be approximately $1 million.

D.    OPERATION APPROVAL DATE.

      Board of Directors

      On October 21, 2003, the members of the Board of Directors of the Issuer will expressly and unanimously ratify the approval that such members had given outside of a board meeting during the period of September 30, and October 1, of this year.

      General Extraordinary Shareholders Meeting

      TV Azteca published its announcement on December 3, 2003 of the General Extraordinary Shareholders Meeting to be held on December 19, 2003. During such Meeting, approval of the Spin-Off will be placed before the holders of the Series "A" shares of the capital stock of TV Azteca.

      In accordance with the corporate by-laws of TV Azteca, the Spin-Off is one of the matters of which (i) only the holders of the Series "A" shares of the capital stock of TV Azteca may vote and (ii) require the approval of the majority of the Series "A" shares of TV Azteca.

      Azteca Holdings, the majority shareholder of the Series "A" shares of TV Azteca, expects to vote in favor of the Spin-Off, which would result in the approval of the Spin-Off even if all other shareholders do not vote in favor of the Spin-Off.

E.    ACCOUNTING TREATMENT

      In order to register the effects derived from the Spin-Off set forth in this Information Memorandum, the Issuer proposes applying the MEXICAN GAAP in accordance with the provisions of Bulletin B-8 "Consolidated and Pooled
Financial Statements and Evaluation of Permanent Investments in Shares" ("Estados Financieros Consolidados and Combinados y Valuacion de Inversiones Permanentes en Acciones") issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Publicos, A.C.).

      The Issuer will recognize, pro rata to its shareholdings in Unefon and Cosmofrecuencias, the loss relating to the results of those companies, reflective of the structure of its ownership of those shareholdings, resulting in the following pro forma effects:

                  (i) a decrease in the investments in Unefon and Cosmofrecuencias of $1,242,727,000.00 and $251,097,000.00,
         respectively, and (ii) the recognition of a loss of $1,493,824,000.00 in 2003.

      Derived from the pro forma registries described above, the investments in Unefon and Cosmofrecuencias will be equal to $513,220,000.00 and $112,078,000.00, respectively, for which on a pro-forma basis, the Spin-Off will cause the following effects in TV Azteca:

                  (i) a decrease in the capital stock of $68,000,000.00, (ii) a decrease in other accounting capital accounts of $557,298,000.00 and
         (iii) the corresponding unincorporation of the investments in Unefon and Cosmofrecuencias in the amounts of $513,220,000.00 and $112,078,000.00, respectively.

F.    TAX CONSEQUENCES

      The Spin-Off is not a taxable event for Mexican Income Tax purposes.

      For those TV Azteca shareholders who are not Mexican residents, the receipt by Unefon Holdings Shares with respect to the Spin-Off are not subject to income taxation on individuals, income taxes on companies or value added tax.

      TV Azteca will not be subject to Mexican Income Tax for the transfer of resources in favor of Unefon Holdings based on the Spin-Off as long as at least 51% of the subscribed and paid-in shares of TV Azteca and Unefon Holdings are not transferred within the following year to the date on which the Mexican tax authorities have been notified of such Spin-Off.

      For Mexican tax purposes, an individual resides in Mexico if he or she has established a residence therein, unless such person has resided abroad for more than 183 days, whether consecutive or not in any calendar year and can demonstrate that he or she has taken residence in such country for tax effects. A company resides in Mexico for Mexican tax effects if, when incorporated in Mexico, it has its main office or domicile in Mexico. A presumption exists that a Mexican citizen resides in Mexico unless such party can prove the contrary. If a non-resident in Mexico has a permanent establishment or fixed base in Mexico, it will be subject to Mexican taxation in accordance with the applicable fiscal legislation.

      No fiscal stamp, issuance, registry, tax or similar tariff exists must be paid by the shareholders of Unefon Holdings with respect to the Spin-Off.

      With respect to tax effects on non-Mexican shareholders, the Company's tax attorneys have informed it that the Spin-Off may be an event subject to taxation at the time such Spin-Off takes effect; however, each non-Mexican shareholder should consult with a tax specialist regarding the tax implications of such Spin-Off in accordance with applicable laws.

IV.   INFORMATION CONCERNING EACH PARTY INVOLVED IN THE TRANSACTION.

                                    TV AZTECA

      The description of the business and its evolution is contained in the TV AZTECA ANNUAL REPORT.

      (See also "The Company - - History and Development of the Company - - Description of the Business" "La Compania - Historia and Desarrollo de la Empresa - Descripcion del Negocio"] in the TV AZTECA ANNUAL REPORT).

      The corporate structure of the Company as of October 31 is as follows:

                                                      A                 DA                 DL              Total
                                                     CPO               CP0                CP0              Shares
                            ----------------- ----------------- ------------------ ----------------- -----------------

AH                            2,301,957,280       817,835,848        817,835,848       817,835,848     4,755,464,824
RB                               23,252,092       142,630,100        142,630,100       142,630,100       451,142,392
COTSA                           144,673,530        44,226,751         44,226,751        44,226,751       277,353,782
                            ----------------- ----------------- ------------------ ----------------- -----------------
Majority Shares Held          2,469,882,902     1,004,692,969      1,004,692,699     1,004,692,699     5,483,960,998
                            ----------------- ----------------- ------------------ ----------------- -----------------
Total Paid Shares                        --     1,223,441,160      1,223,441,160     1,223,441,160     3,670,323,481
                            ----------------- ----------------- ------------------ ----------------- -----------------

   Held Publicly              2,469,882,902     2,228,133,859      2,228,133,859     2,228,133,859     9,154,284,479
                            ================= ================= ================== ================= =================

                            ----------------- ----------------- ------------------ ----------------- -----------------
Total Treasury                  234,318,842       475,743,891        475,743,891       475,743,891     1,661,550,517
                            ================= ================= ================== ================= =================

Total Authorized              2,704,201,744     2,703,877,751      2,703,877,751     2,703,877,751    10,815,834,996
                            ================= ================= ================== ================= =================


      Grupo Elektra has the right to exchange Series N shares of Comunicaciones Avanzadas, S.A. de C.V. ("CASA") owned by it, in whole or in part, at any time until March 26, 2006 for approximately 226.5 million worth of CPOs owned by Azteca Holdings (the "Reserved Elektra Shares"). This exchange right allows Grupo Elektra to acquire approximately 7.6% of the capital stock of the Company owned by Azteca Holdings, which will reduce the direct and indirect ownership of Azteca Holdings of the capital stock of the Company to 49.8%.

      There has been no significant change in the ownership of the principal shareholders during the last three years.

SECURITIES MARKET

      CPOs are operated on the BMV. ADSs are issued by BONY (as depositary) and operated on the NYSE.

      The following table provides, for the periods indicated below, the highest and lowest sale prices reported for CPOs on the BMV and the highest and lowest sale prices reported for ADSs on the NYSE. The prices have not been re-calculated in constant monetary terms, but are presented in the following manner in order to reflect the division of shares described below.

                                                        M PESOS PER CP                     NYSE US$ PER ADS
FISCAL YEAR ENDED DECEMBER                          HIGH              LOW               HIGH               LOW
1998.....................................        Ps. 11.5152     Ps.  2.7780        US$ 23.0625         US$  4.2500
1999.....................................             5.3100          5.1900             9.0000              8.9400
2000.....................................             5.9400          5.8000            10.0000              9.7500
2001.....................................             6.5800          2.2000            10.6500              3.7800
2002.....................................             4.9200          2.7000             8.8000              4.3000




                                                        M PESOS PER CP                     NYSE US$ PER ADS
QUARTER                                             HIGH              LOW               HIGH               LOW
2001
   First Quarter.........................         Ps.  6.5          Ps.  4.1          US$ 10.6           US$  7.3
   Second Quarter........................              5.2               3.6               9.0                6.4
   Third Quarter.........................              4.0               2.2               6.9                3.7
   Fourth Quarter........................              3.9               2.2               6.8                3.7
2002
   First Quarter.........................              4.8               3.7               8.8                6.6
   Second Quarter........................              4.9               4.0               8.7                6.3
   Third Quarter.........................              4.3               2.9               7.0                4.6
   Fourth Quarter........................              3.4               2.0               5.6                4.3
2003
   First Quarter.........................              3.3               2.8               5.1                4.2
   Second Quarter........................              4.6               3.0               6.6                4.0
   Third Quarter.........................              5.1               4.1               7.5                6.3





                                                        M PESOS PER CP                     NYSE US$ PER ADS
MONTH ENDING ON                                     HIGH              LOW               HIGH               LOW
   31 December 2002......................         Ps.  3.0          Ps.  3.0          US$  4.8           US$  4.6
   31 January 2003.......................              2.9               2.9               4.3                4.2
   28 February 2003......................              3.2               3.2               4.7                4.7
   31 March 2003.........................              3.1               3.0               4.7                4.6
   30 April 2003.........................              3.7               3.6               5.9                5.7
   31 May 2003...........................              3.9               3.8               6.2                6.1
   30 June 2003..........................              4.3               4.1               6.7                6.5
   31 July 2003..........................              4.4               4.2               6.8                6.5
   31 August 2003........................              4.5               4.4               6.6                6.5
   30 September 2003.....................              5.1               5.0               7.5                7.3
   31 October 2003.......................              5.6               5.5               8.1                8.0


      On March 27, 1998, the shareholders of the Company approved a four-for-one division of the shares of capital stock of TV Azteca. The division was declared effective on April 22, 1998. As a result of the division, each ADS now represents 16 CPOs.

      As of May 2003, approximately 109 million CPOs have been repurchased since the Company started its repurchasing in April 1998.

Behavior of the Shares on the Stock Market


CORPORATE NAME:            TV AZTECA
TICKER                     TV AZTCA
SERIES                     CP
TRADES ON                  BMV

DATE                                            MAXIMUM            MINIMUM             CLOSE             VOLUME

LAST DAY OF THE LAST FIVE FISCAL YEARS
31   12  1997                                     $11.52             $11.29             $11.29          76,000
31   12  1998                                      $4.28              $4.17              $4.17         138,000
30   12  1999                                      $5.31              $5.19              $5.25         438,000
31   12  2000                                      $5.94              $5.80              $5.84       2,371,000
31   12  2001                                      $3.88              $3.76              $3.76       2,506,000
31   12  2002                                      $3.08              $3.04              $3.05         878,020

LAST DAY OF EACH QUARTER OF THE LAST TWO YEARS
30   03  2001                                      $4.41              $4.12              $4.38       4,922,000
29   06  2001                                      $3.71              $3.61              $3.62       2,095,000
28   09  2001                                      $2.29              $2.21              $2.28       5,196,000
31   12  2001                                      $3.88              $3.76              $3.76       2,506,000
27   03  2002                                      $4.85              $4.77              $4.83       2,020,000
28   06  2002                                      $4.28              $4.20              $4.22       9,471,200
30   09  2002                                      $3.16              $3.00              $3.12      14,211,800
31   02  2002                                      $3.07              $3.04              $3.05         287,800
31   03  2003                                      $2.85              $2.70              $2.85       1,748,200
30   06  2003                                      $4.31              $4.16              $4.16       2,747,100
30   09  2003                                      $5.17              $5.00              $5.14       7,292,300

LAST DAY OF THE MONTH FOR THE SIX MONTHS PRIOR TO PRESENTATION
30   05  2003                                      $3.59              $3.50              $3.52
30   06  2003                                      $4.31              $4.16              $4.16
31   07  2003                                      $4.43              $4.26              $4.40
29   08  2003                                      $4.50              $4.43              $4.47
30   09  2003                                      $5.17              $5.00              $5.14
31   10  2003                                      $5.64              $5.50              $5.53


CORPORATE NAME:            TV AZTECA
TICKER                     TZA
SERIES                     ADR
TRADES ON                  NYSE

DATE                                            MAXIMUM            MINIMUM             CLOSE             VOLUME

LAST DAY OF THE LAST FIVE FISCAL YEARS
31 12 1998                                         $6.94              $6.69              $6.69          55,000
31 12 1999                                         $9.00              $8.94              $9.00         159,200
29 12 2000                                        $10.00              $9.75              $9.94         175,700
31 12 2001                                         $6.90              $6.71              $6.79          74,000
31 12 2002                                         $4.81              $4.69              $4.79          14,000



      On March 27, 1998, the shareholders of the Company approved a four-for-one division of the shares of capital stock of TV Azteca. The division was declared effective on April 22, 1998. As a result of the division, each ADS now represents 16 CPOs.

      As of May 2003, approximately 109 million CPOs have been repurchased since the company started its repurchasing in April 1998.

BEHAVIOR OF THE SHARES ON THE STOCK MARKET

      Recent Events as of Last Annual Report.

      1. Payment of reimbursements, resulting from the reduction in capital and preferential dividends to shareholders approved in the General Shareholders' Meeting held on April 30, 2003.

      On June 30, 2003, the Issuer paid the amount of US$122 million for the reimbursement of reduction in capital and US$3 million for the preferential dividends.

      2. Extinction of shareholder rights of TV Azteca to acquire Unefon Shares.

      In October 2000, the Company granted its shareholders rights to acquire, on a pro-rated basis, ownership held by such Company in Unefon for a total exercise price of US$177.0 million. The exercise of such rights is subject to, among other things, the presentation and effectiveness of a declaration of registration before the SEC, registering the shares of capital stock of Unefon. The rights to acquire the Unefon Shares would originally have been exercised on December 11, 2002, but in December 2002, the Company approved a change in the exercise date to December 12, 2003.

      Since, to date, some of these conditions have not been complied with and it is expected that such conditions will not be complied with, such rights may not be exercised and will be extinguished.

                                 UNEFON HOLDINGS

      Unefon Holdings will be incorporated as a variable capital company organized under the laws of Mexico. Upon incorporation, Unefon Holdings will have the same shareholders and division of shares as TV Azteca currently has.

      Once the Spin-Off has taken effect, Unefon Holdings will be incorporated as a holding company representing 46.5% of the capital stock of Unefon, with the shares representing 50% of the capital stock of Cosmofrecuencias. As such, the main corporate purpose of Unefon Holdings will be the following:

      "To promote, incorporate, establish, organize, develop, exploit, manage and represent all types of companies or corporations and associations of any other nature both domestic and foreign, including acquiring or subscribing shares and partnership interests of such companies and acquiring their own shares under the terms of the Stock Market Law."

      Capital Structure

      If the Spin-Off had occurred on October 31, 2003, the capital structure of Unefon Holdings would have been the following:

      Unefon Holdings, as the resulting company, would have had capital stock worth $68,000,000.00.

      Therefore, the value of the total assets of Unefon Holdings will be $625,298,000.00, capital stock in the amount of $68,000,000.00 and total shareholder equity in the amount of $625,298,000.00.

      Shareholders' Rights; Management of Unefon Holdings.

      The shareholders of TV Azteca will own the same percentage of shares in the capital stock of Unefon Holdings.

      The shareholders of Unefon Holdings will have the rights conferred upon them by the Stock Market Law, the LGSM and the corporate by-laws of Unefon Holdings, which will be substantially similar to those of TV Azteca; provided, however, that the capital stock of Unefon Holdings will be represented by common, ordinary shares with full voting rights, which contrasts with the capital stock of TV Azteca, which is represented by both common, ordinary shares with full voting rights and by shares with limited voting rights under the terms of article 113 of the LGSM.

      Furthermore, the Unefon shares will be subject to subscription and may be acquired by any person or company, whether national or foreign, as long as the applicable legal provisions regarding foreign investment, with respect to percentages of the participation of foreign investment in the capital stock of such company, have been complied with.

      Unefon Holdings will be managed by a Board of Directors made up of a minimum of five members and a maximum of twenty members, to be determined by the General Ordinary Shareholders' Meeting. At least 20% of the Board will be independent under the terms of article 14 Bis of the Stock Market Law.

      All the members of the Board of Directors will have the following obligations and will follow the following principles: (i) advise the Chairman and Secretary of the Board of Directors of any situation that may cause a conflict of interest, and abstain from participating in the related deliberations; (ii) use the assets or services of the Company solely in compliance with its corporate purpose and define clear policies when such assets are to be (exceptionally) used for personal reasons; (iii) dedicate the necessary time and attention to the tasks assigned to the members of the Board, particularly attending at least 70% of the meetings that are called; (iv) keep all information that may affect the Company's operations, as well as any deliberations carried out by the Board, completely confidential; (v) remain informed with regard to the matters dealt with in the Board of Directors meetings; and (vi) support the Board of Directors by means of opinions, recommendations and references derived from the analysis of the performance of the company, in order for the decisions to be adopted and to be duly supported by professional criteria and by qualified personnel with a broader and more independent focus with respect to the operations of the Company.

      Furthermore, Unefon Holdings may form one or more committees to be created by the Board of Directors, which will each be made up of three members of the Board of Directors of Unefon Holdings. The committee(s) will act as a single body, provided that two of the three members be independent directors under the terms of the Stock Market Law.

      Unefon Holdings anticipates the following committees:

            1. COMPENSATION COMMITTEE: to review and make recommendations to the Board of Directors with respect to remuneration (including incentives and bonuses) to the directors of Unefon Holdings.

            2. AUDITING COMMITTEE: to issue opinions regarding operations with related parties; propose the hiring of independent specialists in the cases it deems convenient; review financial reports and financial systems governing internal controls; and review the activities and independence of the independent auditors and the activities of the internal auditing team.

            3.    INVESTMENT  COMMITTEE:  to review  any/all  important  capital investment decisions made outside the normal course of business, which are not included in the annual budget, and evaluate the riskiness of such business endeavors.

            4.    TRANSACTIONS  WITH RELATED  PARTIES  COMMITTEE:  to review any
                  important   transaction  with  any  related  party  of  Unefon
                  Holdings or its majority shareholders.

      Once the Spin-Off takes effect, the securities of Unefon Holdings will be sought to be registered on the BMV and on the securities exchange or quotation system in the U.S. that will be chosen for such effects.

      Currently there is no intermediary market for the Unefon Holdings Shares or the ADS Unefon Holdings, and the establishment of such market cannot be ensured. TV Azteca is currently trying to receive approval to list or trade (i) the Unefon Holdings Shares on the BMV and (ii) the ADS Unefon Holdings on a securities quotation system or exchange in the U.S. The prices at which the Unefon Holdings Shares and ADS Unefon Holdings may be negotiated after the Distribution Date cannot be predicted.

      At the date of this Information Memorandum, the requests for the registry of the Unefon Holdings securities both in Mexico and the U.S. have not been presented to the corresponding authorities. Once such requests are presented, TV Azteca anticipates they will be modified before the respective authorizations are issued. Once the securities of Unefon Holdings have been authorized to trade both in Mexico as well as the U.S., Unefon Holdings will be subject to periodical reports and other information requirements, in accordance with the laws governing the stock market applicable to Issuers in the U.S. and in Mexico.

V.    RISK FACTORS

A.    RISKS TO ISSUER

      (See Also "Annual Information - - Risk Factors" "Informacion Anual - Factores de Riesgo" in the TV AZTECA ANNUAL REPORT).

B. RISKS DERIVED FROM THE TRANSACTION

      Opposition from Creditors:

      In terms of section VI of article 228-Bis of the LGSM, any creditor with a legal interest can legally oppose the Spin-Off. In the event there is opposition, the Company cannot envisage the results of such opposition, and in the event the opposition is duly grounded, the Company does not assert that it will reach a settlement with the party in opposition.

      The Spin-Off Will Substantially Change Operations and the Financial Situation.

      In the event the Spin-Off is agreed upon, Unefon Holdings will receive the transfer of certain assets and all the Unefon Shares, as well as the shares of Cosmofrecuencias owned by TV Azteca. As a result of the above, TV Azteca will be less diversified than it is currently. The Company cannot forecast whether the results of such a divestment in Unefon and Cosmofrecuencias will be positive.

      The Spin-Off May Affect the Price of the TV Azteca Shares.

      In the event the Spin-Off is agreed upon, the price of the TV Azteca securities on the market may fluctuate. In this sense, the Issuer does not claim that, if such fluctuations occur in the price of the TV Azteca shares, such fluctuations will be positive.

      Sale of the  Unefon  Shares  and/or  Cosmofrecuencias  Shares  Owned by TV
Azteca:

      As a result of the Spin-Off, TV Azteca will not continue to maintain its shareholder interests in Unefon and Cosmofrecuencias; therefore, in the future, it will not have any cash flows from the sale of the Unefon and/or Cosmofrecuencias shares.

      Dividends,   Products  or   Reimbursements  of  Capital  from  Unefon  and
Cosmofrecuencias:

      As a consequence of the Spin-Off, TV Azteca will not have, in the future, any cash flows arising out of capital dividends, products or reimbursements distributed by Unefon and/or Cosmofrecuencias to their shareholders.

      Participation in the Results of Unefon and Cosmofrecuencias:

      As a result of the Spin-Off, TV Azteca will not continue to maintain its shareholder interest in Unefon and, in the event Unefon reflects positive net results, those results may not be reflected by means of the participation method.

      Capital Gains on the Unefon Shares:

      As a result of the Spin-Off, TV Azteca may not be able to continue maintaining its shareholder interest in Unefon and, in the event Unefon reflects increases in its market price, these increases may not be reflected in such investment.
                                       22

      Lack of Registration of the Unefon Holdings Shares

      Once the Spin-Off takes effect, the necessary procedures will be carried out to register the Unefon Holdings Shares in the Securities Registry of the National Securities Registry and in a securities or quotation system in the U.S., after obtaining authorization from the CNBV and SEC, respectively. The Company does not aver that it will obtain such authorizations, but if it does obtain them, it cannot predict when they will be granted.

      Lack of Liquidity of the Unefon Holdings Shares

      Starting in 1995, the Mexican stock market has experienced a considerable decrease in the amount and number of operations carried out on the same. In addition, the level of operations on the BMV is less than on other markets. As a result, the existence of a secondary market for the Unefon Holdings Shares cannot be guaranteed, nor can any guarantees be granted with respect to the conditions that may affect the market of the Unefon Holdings Shares in the future. Further, neither the capacity of the shareholders to assign nor the conditions under which, as applicable, they may assign such shares can be guaranteed.

      Financial Information Included in This Information Memorandum

      This Information Memorandum includes the General Consolidated Balances of TV Azteca and its Subsidiaries for the years ended December 31, 2001 and 2002, respectively, as well as the ten-month periods ended October 31, 2002 and 2003, respectively. Additionally, the Consolidated General Balances before and after the Spin-Off of TV Azteca and Subsidiaries for the period ended October 31, 2003 and the years ended December 31, 2001 and 2002 are included. The general balances of Unefon Holdings are prepared as if Unefon had been incorporated on October 31, 2003, using as a basis the historical financial information of TV Azteca. As a result, such balances reflect the situation of Unefon Holdings as if such company would have been operating during the financial years ended in the years of 2001 and 2002, respectively, and during the ten-month periods ended October 31, 2002 and 2003, respectively. However, it does not claim that the financial results of Unefon Holdings would have been the same if it had been incorporated on said date.

      These factors and the other risk factors referred to in the TV AZTECA Annual Report are not necessarily all the important factors that may cause such real results to differ substantially from those expressed in any of the declarations regarding the future of the Company. Other unknown or unpredictable factors can also negatively affect the future results of the Company. Such declarations regarding the future included in this Information Memorandum are made solely as of the date of this Information Memorandum, and the Company does not represent that such projected results or facts will occur. The Company waives any obligation to update any of these declarations regarding the future, whether as a result of new information, future events or otherwise.

VI.   SELECTED FINANCIAL DATA

TV AZTECA, S.A. DE C.V.
MILLONES DE PESOS CONSTANTES DEL 31 DE
OCTUBRE DE 2003

                 POR EL ANO QUE TERMINO Y AL 31 DE DICIEMBRE DE:
                 -----------------------------------------------

                                                       AJUSTE                      AJUSTE
                                                      PRO       PRO               PRO       PRO
                                                       FORMA     FORMA             FORMA     FORMA
DATOS DEL ESTADO DE RESULTADOS:               2001      2001     2001     2002      2002     2002
MEXICAN GAAP:
Ventas netas                                 PS.6,286           PS.6,286 PS.6,869           PS.6,869
Costo de programacion, produccion y
   trasmision                                 2,536              2,536    2,578              2,578
Gastos de venta y administracion                982                982    1,000              1,000
Depreciacion y amortizacion                     620                620      396                396
Utilidad de operacion                         2,148              2,148    2,895              2,895
Otros gastos - Neto                            (250)              (250)    (453)              (453)
Costo integral de financiemiento               (340)              (340)  (1,133)            (1,133)
Utilidad antes de provision para impuesto
   sobre la renta e impuesto
   sobre la renta diferido y partida
   especial                                   1,558              1,558    1,308              1,308
Provision para impuesto sobre la renta e
   impuesto sobre la rento
   diferido                                     (11)               (11)    (297)              (297)
Partida epsecial - Efecto del
   reconocimiento del metodo de
   participacion de Unefon y
   Cosmofrecuencias                                   PS.(306)    (306)           PS.(627)    (627)
Utilidad neta                                 1,546     (306)    1,240    1,011     (627)      384
(Perdida) utilidad del interes minoritario       (2)                (2)       0                  0
Utilidad del interes mayoritario              1,548     (306)    1,242    1,011     (627)      384
Utilidad neta por accion de los
   accionistas mayoritarios                     0.17    (0.03)     0.14     0.11    (0.07)     0.04
Promedio ponderado de acciones en
   circulacion                                9,025              9,025    9,057              9,057
DATOS DEL BALANCE:
MEXICAN GAAP:
Inmuebles, maquinaria y equipo - Neto        PS.2,366           PS.2,366 PS.2,291           PS.2,291
Concesiones de television - Neto              3,843              3,843    3,842              3,842
Inversion en Unefon                           1,898   PS.(1,898)     -    1,803   PS.(1,803)     -
Inversion en Cosmofrecuencias                   345     (345)        -      364     (364)        -
Total activo                                 22,069   (2,243)   19,826   22,238   (2,167)   20,071
Total deuda                                   6,355              6,355    6,322              6,322
Anticipos de anunciantes                      4,764              4,764    4,565              4,565
Anticipos de anunciantes de Unefon            2,319              2,319    2,225              2,225
Anticipos de Publicidad, programacion y
   servicios de Todito                          735                735      518                518
Interes mayoritario                           5,923   (2,243)    3,680    6,759   (2,167)    4,592
Interes minoritario                               9                  9        9                  9
Total inversion de los accionistas            5,932   (2,243)    3,689    6,768   (2,167)    4,601
OTRA INFORMACION FINANCIERA:
Mexican GAAP:
EBITDA                                       PS.2,768           PS.2,768 PS.3,290 PS.       PS.3,290
EBITDA margen                                   44%                44%      48%                48%

   POR EL PERIODO DE DIEZ MESES QUE TERMINO Y AL 31 DE
                       OCTUBRE DE:
                                                       AJUSTE                      AJUSTE
                                                      PRO       PRO                PRO      PRO
                                                       FORMA     FORMA              FORMA    FORMA
                                              2002      2002     2002      2003     2003     2003

DATOS DEL ESTADO DE RESULTADOS:
MEXICAN GAAP:
Ventas netas                                 PS.5,455           PS.5,455 PS.5,643           PS.5,643
Costo de programacion, produccion y
   trasmision                                 2,265              2,265    2,263              2,263
Gastos de venta y administracion                813                813      857                857
Depreciacion y amortizacion                     438                438      285                285
Utilidad de operacion                         1,940              1,940    2,239              2,239
Otros gastos - Neto                            (327)              (327)    (306)              (306)
Costo integral de financiemiento             (1,003)            (1,003)    (612)              (612)
Utilidad antes de provision para impuesto
   sobre la renta e impuesto
   sobre la renta diferido y partida
   especial                                     609                609    1,321              1,321
Provision para impuesto sobre la renta e
   impuesto sobre la rento
   diferido                                    (177)              (177)    (140)              (140)
Partida epsecial - Efecto del
   reconocimiento del metodo de
   participacion de Unefon y
   Cosmofrecuencias                                   PS.(598)    (598)  (1,494)            (1,494)
Utilidad neta                                   432     (598)     (166)    (313)              (313)
(Perdida) utilidad del interes minoritari         1                  1       (1)                (1)
Utilidad del interes mayoritario                433     (598)     (165)    (314)              (314)
Utilidad neta por accion de los
   accionistas mayoritarios                    0.05    (0.07)    (0.02)   (0.03)             (0.03)
Promedio ponderado de acciones en
   circulacion                                9,058              9,058    9,113              9,113
DATOS DEL BALANCE:
MEXICAN GAAP:
Inmuebles, maquinaria y equipo - Neto        PS.2,287           PS.2,287 PS.2,263           PS.2,263
Concesiones de television - Neto              3,743              3,743    3,838              3,838
Inversion en Unefon                           1,825   PS.(1,825)     -      513    PS.(513)      -
Inversion en Cosmofrecuencias                   362     (362)        -      112      (112)       -
Total activo                                 20,413   (2,187)   18,226   19,160      (625)  18,534
Total deuda                                   6,731              6,731    6,892              6,892
Anticipos de anunciantes                      2,579              2,579    2,911              2,911
Anticipos de anunciantes de Unefon            2,259              2,259    2,088              2,088
Anticipos de Publicidad, programacion y
   servicios de Todito                          574                574      424                424
Interes mayoritario                           6,283   (2,187)    4,097    4,809      (625)   4,184
Interes minoritario                               9                  9       10                 10
Total inversion de los accionistas            6,292   (2,187)    4,106    4,820      (625)   4,195
OTRA INFORMACION FINANCIERA:
Mexican GAAP:
EBITDA                                       PS.2,378 PS.       PS.2,378 PS.2,524  PS.      PS.2,524
EBITDA margen                                   44%                44%       45%               45%

                                       24

VII. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

      The Issuer recognizes the following accounting effects in a pro-forma basis:

      a) Participation method, arising out of the results of its investments in Unefon and Cosmofrecuencias, which causes the accounting effects detailed below:

            i)    Recognition  of a loss  of  $305,516,000.00,  $626,694,000.00,
                  $597,571,000.00  and  $1,493,824,000.00  for the  years  ended
                  December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

            ii) The decrease in investment in Unefon of $305,516,000.00, $626,694,000.00, $597,571,000.00 and $1,242,727,000.00 for the
                  years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively; and

            iii) The decrease of investment in Cosmofrecuencias of $251,097,000.00 for the ten-month period ended October 31, 2003. During the years ended December 31, 2001 and 2002, as well as the ten-month period ended October 31, 2002, Cosmofrecuencias did not generate any results that affect the participation method.

      b)    Pro-forma  Spin-Off  of  the  investments   mentioned  above,  which
            originated the following accounting effects:

            i) A decrease in the capital stock in the amount of $68,000,000.00, $68,000,000.00, $68,000,000.00 and
                  $68,000,000.00 for the years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

            ii) A decrease in other accounting capital accounts in the amounts of $2,174,628,000.00, $2,099,043,000.00, $2,118,661,000.00 and
                  $557,298,000.00 for the years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

            iii) the unincorporation of the investment in Unefon in the amounts of $1,897,840,000.00, $1,802,826,000.00, $1,824,845,000.00 and
                  $513,220,000.00 for the years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively; and

            iv) the unincorporation of the investment in Cosmofrecuencias in the amount of $344,785,000.00, $364,218,000.00,
                  $361,816,000.00   and  $112,078,000.00  for  the  years  ended
                  December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively.

                   DECLARATIONS RELATED TO FUTURE EXPECTATIONS

      Some of the declarations in this Information Memorandum are future expectations. Furthermore, TV Azteca or Unefon Holdings may make declarations of future expectations for future proceedings before the CNBV, in written materials, in the press, and as verbal declarations issued by or in the name of such companies. The declarations of future expectations include declarations regarding the current intentions, beliefs or expectations of TV Azteca or Unefon Holdings, or the officers of such companies (including declarations preceded or followed by, or that include terminology implying, a future expectation, such as "could", "should", "relieve", "hope" or "expect", "anticipate", "predict", "continue" or similar expressions or comparable terminology) with respect to various issues.

      It is important to point out that the actual financial results of TV Azteca or Unefon Holdings may differ materially from those anticipated results in the future expectations declarations, since they depend on various important factors. Such factors include economic, political and governmental conditions in Mexico and any other conditions, inflation rates, exchange rates and exchange controls in Mexico, adjustments to rates, changes in legislation, technological improvements, market demand and competition. This list of factors is not exclusive since risks and uncertainties may cause the results to materially differ from those declared in the future expectations.

      All information and the future expectation declarations container in this Information Memorandum are based on the information available to the date for TV Azteca. TV Azteca is not obligated to update such information or future expectation declaration made by it or in the name of TV Azteca or Unefon Holdings, in this Information Memorandum or in any other manner, except in the ordinary course of information that has been publicly revealed.

                                ________________

     NO PARTY HAS BEEN AUTHORIZED TO PROVIDE ANY INFORMATION OR TO MAKE ANY DECLARATION WHATSOEVER THAT HAS NOT BEEN CONTAINER OR REFERRED TO HEREIN, AND IF IT WERE TO DO SO, SUCH INFORMATION OR DECLARATION WILL NOT BE CONSIDERED AUTHORIZED BY TV AZTECA OR UNEFON HOLDINGS.

VIII. RESPONSIBLE PARTIES

      The undersigned declare, under an oath to declare truthfully, that in the scope of our respective functions, we have prepared the information related to the Issuer container herein, which, to the best of our knowledge and understanding, reasonably reflects its situation. Furthermore, we declare that we are unaware of any relevant information that has been omitted or any false declarations herein, or that this Information Memorandum contains any information that may lead to an error by the investors.



                                  ---------------------------------------------
                                          Lic.   Pedro   Padilla   Longoria
                                       General  Director  of TV Azteca,  S.A. de
                                       C.V.




                                  ---------------------------------------------
                                          C.P.    Carlos   Hesles   Flores
                                    General  Director  of   Administration   and
                                        Finance of TV Azteca, S.A. de C.V.


                                 ---------------------------------------------
                                     Lic.   Francisco  X.  Borrego   Hinojosa
                                    Linage  General Legal Director of TV Azteca,
                                                  S.A. de C.V.

IX.   EXHIBITS


A.    OPINION OF THE INDEPENDENT AUDITOR

B.    GENERAL AND PRO FORMA BALANCE SHEETS

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                   CONDENSED AND CONSOLIDATED GENERAL BALANCES
                     Thousands of Pesos as of October 31, 2003

                                                                 ------------------------      -------------------------
                                                                       DECEMBER 31,                   OCTOBER 31,
                                                                 ------------------------      -------------------------
                                                                     2001         2002             2002         2003
                                                                 -----------  -----------      -----------   -----------
                                                                                                     no auditados
ASSETS
Circulating
   Cash and cash equivalents                                     $ 1,694,949  $ 1,430,473      $ 1,202,230   $ 1,101,159
   Accounts receivable                                             5,059,008    5,052,596        3,441,890     4,005,468
   Other circulating assets                                        1,137,933      953,340        1,092,555     1,209,290
                                                                 -----------  -----------      -----------   -----------
   Total circulating assets                                        7,891,890    7,436,410        5,736,675     6,315,917
Investments in shares of Unefon, S.A. de C.V.
   (Unefon), associated company                                    1,897,840    1,802,826        1,824,845       513,220
Investments in shares of Cosmofrequencias, S.A. de C.V.
   (Cosmofrequencias), associated company                            344,788      364,218          361,816       112,078
Accounts receivable from Unefon, associated company                1,982,700    2,062,709        2,116,630     1,813,982
Real estate, machinery and equipment - Net                         2,365,596    2,291,023        2,287,125     2,263,196
Television concesions - Net                                        3,842,882    3,841,605        3,742,689     3,837,825
Other assets                                                       3,743,510    4,439,352        4,343,306     4,303,497
                                                                 -----------  -----------      -----------   -----------
Total assets                                                     $22,069,206  $22,238,142      $20,413,086   $19,159,715
                                                                 ===========  ===========      ===========   ===========


LIABILITIES AND INVESTMENT OF SHAREHOLDERS
Short term liabilities:
   Short term debt                                               $   582,009  $   448,849      $   626,531   $ 2,248,174
   Other accounts payable and accumulated expenses                 1,753,932    1,560,382        1,610,677     1,884,250
                                                                 -----------  -----------      -----------   -----------
Sum, short term liabilities                                        2,335,941    2,009,230        2,237,208   $ 4,133,424
                                                                 -----------  -----------      -----------   -----------
Long term liabilities:
   Long term debt                                                  5,772,953    5,873,535        6,104,549     4,643,128
   Advances from advertisers                                       4,763,702    4,564,979        2,578,546     2,910,705
   Long term advances from advertisers of Unefon,
     associated company                                            2,318,680    2,225,208        2,259,180     2,088,222
   Advances for publicity, programming and services from
     associated company                                              734,548      517,886          574,461       423,792
   Other accounts payable                                            211,581      278,883          366,848       140,570
                                                                 -----------  -----------      -----------   -----------
Total long term liabilities                                       13,801,364   13,460,491       11,883,575    10,206,417
                                                                 -----------  -----------      -----------   -----------
Total liabilities                                                 16,137,305   15,469,721       14,120,783    14,339,841
                                                                 -----------  -----------      -----------   -----------

Investments by shareholders:
   Majority interest                                               5,923,305    6,759,471        6,283,428     4,809,439
   Minority interest                                                   8,596        8,950            8,875        10,435
                                                                 -----------  -----------      -----------   -----------
Total shareholder investment                                       5,931,901    6,768,421        6,292,303     4,819,874
                                                                 -----------  -----------      -----------   -----------
Total liabilities and shareholder investment                     $22,069,206  $22,238,142      $20,413,086   $19,159,715
                                                                 ===========  ===========      ===========   ===========

The attached note is an integral part of these general balances.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                    CONSOLIDATED CONDENSED PRO FORMA GENERAL
                     BALANCES BEFORE AND AFTER THE SPIN-OFF
                             AS OF OCTOBER 31, 2003
                    Thousands of pesos as of October 31, 2003


                                                                 BASE SUMS
                                                            TV AZTECA, S.A. DE         UNEFON         TV AZTECA, S.A.
                                                                   C.V.          HOLDINGS, S.A. DE      DE C.V. AND
                                                              Y SUBSIDIARIAS            C.V.            SUBSIDIARIES
                                                            ------------------   -----------------    ----------------
                                                             BEFORE SPIN-OFF                           AFTER SPIN-OFF
                                                               NOT AUDITED       RESULTING COMPANY      NOT AUDITED

ASSETS
Circulating:
   Cash and Cash equivalents                                   $  1,101,159                             $  1,101,159
   Accounts receivable                                            4,005,468                                4,005,468
   Other circulating assets                                       1,209,290                                1,209,290
                                                               ------------                             ------------

   Total circulating assets                                       6,315,917                                6,315,917
Investments in shares of Unefon, S.A. de C.V.
   (Unefon), associated company                                     513,220        $    513,220                   --
Investments in shares of de Cosmofrequencias, S.A. de
   C.V.
   (Cosmofrecuencias), associated company                           112,078             112,078                   --
Accounts receivable from Unefon, associated company               1,813,982                                1,813,982
Real estate, machinery and equipment - Net                        2,263,196                                2,263,196
Television concesions - Net                                       3,837,825                                3,837,825
Other assets                                                      4,303,497                                4,303,497
                                                               ------------        ------------         ------------

Total assets                                                   $ 19,159,715        $    625,298         $ 18,534,417
                                                               ============        ============         ============

LIABILITIES AND INVESTMENT OF SHAREHOLDERS
Short term liabilities:
   Circulating portion of long term bank loans                    2,249,174                                2,249,174
   Other accounts payable and accumulated expenses                1,884,250                                1,884,250
                                                               ------------                             ------------
Total short term liabilities                                      4,133,424                                4,133,424
                                                               ------------                             ------------

Long term liabilities:
   Long term debt                                                 4,643,128                                4,643,128
   Advances from advertisers                                      2,910,705                                2,910,705
   Advances from advertisers of Unefon,
     associated company                                           2,088,222                                2,088,222
   Advances for Publicity, programming and services from
     Todito, associated company                                     423,792                                  423,792
   Other accounts payable                                           140,570                                  140,570
                                                               ------------                             ------------
Total long term liabilities                                      10,206,417                               10,206,417
                                                               ------------                             ------------
Total liabilities                                                14,339,841                               14,339,841
                                                               ------------                             ------------

Investments by shareholders:
   Majority interest                                              4,809,439        $    625,298            4,184,141
   Minority interest                                                 10,435                                   10,435
                                                               ------------        ------------         ------------
Total shareholder investments                                     4,819,874             625,298            4,194,576
                                                               ------------        ------------         ------------
Total liabilities and shareholder investments                  $ 19,159,715        $    625,298         $ 18,534,417
                                                               ============        ============         ============


The attached note is an integral part of these general balances.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                    CONDENSED CONSOLIDATED PRO FORMA GENERAL
                     BALANCES BEFORE AND AFTER THE SPIN-OFF
                               AS OF DECEMBER 2002
                    Thousands of Pesos as of October 31, 2003


                                                                    BASE SUMS
                                                                 TV AZTECA, S.A.        UNEFON       TV AZTECA, S.A.
                                                                    DE C.V. Y       HOLDINGS S.A.      DE C.V. AND
                                                                   SUBSIDIARIAS        DE C.V.         SUBSIDIARIES
                                                                 ---------------   --------------   ----------------
                                                                                      RESULTING       AFTER SPIN-OFF
                                                                 BEFORE SPIN-OFF       COMPANY         NOT AUDITED

ASSETS
Circulating
   Cash and cash equivalents                                       $ 1,430,473                         $ 1,430,473
   Accounts receivable                                               5,052,596                           5,052,596
   Other circulating assets                                            953,340                             953,340
                                                                   -----------                         -----------

   Total circulating assets                                          7,436,410                           7,436,410
Investment in shares of Unefon, S.A. de C.V.
   (Unefon), associated company                                      1,802,826       $ 1,802,826
Investment in shares of Cosmofrecuencias, S.A. de C.V.
   (Cosmofrecuencias), associated company                              364,218           364,218
Accounts receivable from Unefon, associated company                  2,062,709                           2,062,709
Real estate, machinery and equipment - Net                           2,291,023                           2,291,023
Television concessions - Net                                         3,841,605                           3,841,605
Other assets                                                         4,439,352                           4,439,352
                                                                   -----------       -----------       -----------
Total assets                                                       $22,238,142       $ 2,167,043       $20,071,099
                                                                   ===========       ===========       ===========


LIABILITIES AND SHAREHOLDER INVESTMENTS
Short term liabilities:
   Circulating portion of long term bank loans                     $   448,849                         $   448,849
   Other accounts payable and accumulated expenses                   1,560,382                           1,560,382
                                                                   -----------                         -----------
Total, short term assets                                             2,009,230                           2,009,230
                                                                   -----------                         -----------
Long term liabilities:
   Long term debt                                                    5,873,535                           5,873,535
   Advances from advertisers                                         4,564,979                           4,564,979
   Advances from advertisers of Unefon, associated company           2,225,208                           2,225,208
   Advances from publicity, programming and services of
     Todito, associated company                                        517,886                             517,886
   Other accounts payable                                              278,883                             278,883
                                                                   -----------                         -----------
Total, long term liabilities                                        13,640,491                          13,640,491
                                                                   -----------                         -----------
Total liabilities                                                   15,469,721                          15,469,721
                                                                   -----------                         -----------
Shareholder investment:
   Majority interest                                                 6,759,471       $ 2,167,043         4,592,428
   Minority interest                                                     8,950                               8,950
                                                                   -----------       -----------       -----------
Total investment by shareholders                                     6,768,421         2,167,043         4,601,378
                                                                   -----------       -----------       -----------
Total liabilities and investment by shareholders                   $22,238,142       $ 2,167,043       $20,071,099
                                                                   ===========       ===========       ===========


The attached note is an integral part of these general balances.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
                    CONDENSED CONSOLIDATED GENERAL PRO FORMA
                     BALANCES BEFORE AND AFTER THE SPIN-OFF
                               AS OF DECEMBER 2001
                   Thousands of Pesos as of December 31, 2003

                                                                     BASE SUMS
                                                                 TV AZTECA, S.A.        UNEFON       TV AZTECA, S.A.
                                                                   DE C.V. AND      HOLDINGS S.A.      DE C.V. AND
                                                                   SUBSIDIARIAS        DE C.V.         SUBSIDIARIES
                                                                 ---------------    -------------    ---------------
                                                                                      RESULTING       AFTER SPIN-OFF
                                                                 BEFORE SPIN-OFF       COMPANY         NOT AUDITED

ASSETS
Circulating
   Cash and cash equivalents                                       $ 1,694,949                         $ 1,694,949
   Accounts receivable                                               5,059,008                           5,059,008
   Other circulating assets                                          1,137,933                           1,137,933
                                                                   -----------       -----------       -----------
   Total circulating assets                                          7,891,890                           7,891,890
Investment in shares of Unefon, S.A. de C.V.
   (Unefon), associated company                                      1,897,840       $ 1,897,840
Investments in shares of Cosmofrecuencias, S.A. de C.V.
   (Cosmofrecuencias), associated company                              344,788           344,788
Accounts receivable from Unefon, associated company                  1,982,700                           1,982,700
Real estate, machinery and equipment - Net                           2,365,596                           2,365,596
Television concesions - Net                                          3,842,882                           3,842,882
Other assets                                                         3,743,510                           3,743,510
                                                                   -----------       -----------       -----------
Total assets                                                       $22,069,206       $ 2,242,628       $19,826,578
                                                                   ===========       ===========       ===========

LIABILITIES AND INVESTMENT BY SHAREHOLDERS
Short term liabilities:
   Circulating portion of long term bank debt                      $   582,009                         $   582,009
   Other accounts payable and accumulated expenses                   1,753,932                           1,753,932
                                                                   -----------                         -----------
Sum, short term liabilities                                          2,335,941                           2,335,941
                                                                   -----------                         -----------

Long term liabilities:
   Long term debt                                                    5,772,853                           5,772,853
   Advances from advertisers                                         4,763,702                           4,763,702
   Advances from advertisers of Unefon,
     associated company                                              2,318,680                           2,318,680
   Advances from publicity, programming and services of
     associated company                                                734,548                             734,548
   Other accounts payable                                              211,581                             211,581
                                                                   -----------                         -----------
Total long term liabilities                                         13,801,364                          13,801,364
                                                                   -----------                         ----------
Total liabilities                                                   16,137,305                          16,137,305
                                                                   -----------                         -----------
Investments by shareholders:
   Majority interest                                                 5,923,305         2,242,628         3,680,677
   Minority interest                                                     8,596                               8,596
                                                                   -----------       -----------       -----------
Total shareholder investments                                        5,931,901         2,242,628         3,689,273
                                                                   -----------       -----------       -----------
Total liabilities and shareholder investments                      $22,069,206       $ 2,242,628       $19,826,578
                                                                   ===========       ===========       ===========


The attached note is an integral part of these general balances.

                    TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

             NOTE TO THE CONDENSED, CONSOLIDATED PRO FORMA BALANCES

                           AMOUNTS REFLECTED IN PESOS



NOTE 1.  THE SPIN-OFF OF UNEFON AND COSMOFRECUENCIAS

      The Company assumed the following accounting effects during the drafting of the general balances:

      a) Recognition of the participation method arising out of the results of the investments in Unefon and Cosmofrecuencias, causing the accounting effects mentioned detailed below:

            i)    Recognition  of a loss  of  $305,516,000.00,  $626,694,000.00,
                  $597,571,000.00 and $1,493,824,000.00 for years ended December
                  31, 2001, 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

            ii) the decrease in the investments in Unefon in the amount of $305,516,000.00, $626,694,000.00, $597,571,000.00 and
                  $1,242,727,000.00 for years ended December 31, 2001, 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively; and

            iii) The decrease in the investment in Cosmofrecuencias in the amount of $251,097,000.00 for the ten month period ended October 31, 2003. During the years ended December 31, 2001 and 2002 as well as the ten-month period ended October 31, 2002, Cosmofrecuencias did not generate any results affecting the participation method.

      b) Pro forma division of the investments mentioned above, causing the following accounting effects:

            i) A decrease in the capital stock in the amounts of $68,000,000.00, $68,000,000.00, $68,000,000.00 and
                  $68,000,000.00  for the years ended  December 31, 2001,  2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

            ii) A decrease in other accounting capital accounts in the amount of $2,174,628,000.00, $2,099,043,000.00, $2,118,661,000.00 and
                  $557,298,000.00  for years ended  December  31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

            iii) The unincorporation of the investment in Unefon in the amount of $1,897,840,000.00, $1,802,826,000.00, $1,824,845,000.00 and
                  $513,220,000.00  for years ended  December  31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively; and

            iv) The unincorporation of the investment in Cosmofrecuencias in the amount of $344,785,000.00, $364,218,000.00,
                  $361,816,000.00   and  $112,078,000.00  for  the  years  ended
                  December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively.